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FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16, Form 4 or Form 5          | OMB Number: 3235-0287         |
    Obligations may continue.  See           | Expires: December 31, 2001    |
    Instruction 1(b)                         | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

    Davidson          Charles              E.
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   (Last)            (First)            (Middle)

   c/o Wexford Capital LLC
   411 West Putnam Avenue
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                     (Street)

   Greenwich              CT            06830
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Gulfport Energy Corporation/GPOR

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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



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4. Statement for Month/Year

   March 2002

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                             [x] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)

   Beneficial Owner
   ----------------

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7. Individual or Joint/Group Filing (Check Applicable)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                                  6. Owner-
                        2. Trans-                                                5. Amount of        ship
                           action     3. Trans-    4. Securities Acquired (A)       Securities       Form:
                           Date          action       or Disposed of (D)            Beneficially     Direct      7. Nature of
                           (Month/       Code       --------------------------      Owned at         (D) or         Indirect
                           Day/       ----------     Amount   (A) or    Price       End of           Indirect       Beneficial
1. Title of Security       Year)      Code    V               (D)                   Month            (I)            Ownership
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
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
Instruction 4(b)(v).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB-CONTROL NUMBER.



32708


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FORM 4 (continued)

                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G. PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                          Date Exer-
                                                          cisable and       Title and                           Ownership
                                          Number of       Expiration        Amount of               Number of   Form of
            Conver-                       Derivative      Date (Month/      Underlying              Derivative  Deriv-
            sion or   Trans-              Securities      Day/Year)         Securities      Price   Securities  ative
            Exercise  action    Trans-    Acquired (A    --------------    --------------   of      Benefi-     Security:
            Price of  Date      action    or Disposed     Date                      Amount  Deriv-  cially      Direct    Nature of
Title of    Deriv-    (Month/   Code      of (D)          Exer-    Expir-           or Num- ative   Owned at    (D) or    Indirect
Derivative  ative      Day/     --------  ----------      cis-     ation            ber of  Secur-  End of      Indirect  Beneficial
Security    Security   Year)    Code  V   (A)   (D)       able     Date     Title   Shares  ity     Month       (I)       Ownership
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
Common      $4.00/    3/29/02   P       6,000.66       3/29/02   3/29/12  Common  1,500,165  (1)    6,000.66     I         (1)
Stock       share                                                         Stock
Warrant
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


Footnote 1. The Warrants were issued in connection with the purchase of 6,000.66 Units, each comprised of (i) one share of Cumulative Preferred Stock, Series A, par value $0.01 per share, and (ii) one warrant to acquire 250 shares of common stock, par value $0.01 per share of Issuer, at a purchase price of $1,000 per Unit. The Units were purchased by 8 separate entities (the "Wexford Entities") in varying amounts. Wexford Capital LLC, a limited liability company of which the Reporting Person is Chairman and a controlling member, serves as either the investment manager, manager or investment sub-advisor to each of the Wexford Entities. The Reporting Person disclaims beneficial ownership of the Warrants owned by the Wexford Entities for purposes of Rule 16(a)-(3)(a) promulgated under the Securities Act of 1934.



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not Required to respond unless the form displays a currently valid OMB Number


                 /s/ Charles E. Davidson                      April 10, 2002
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date
              Charles E. Davidson